February 10, 2011

Stacy H. Winick, Esq.
K&L Gates LLP
1601 K Street, NW
Washington, DC 20006

Re: Nuveen Short Duration Credit Opportunities Fund
    File Numbers: 333-171661, 811-22518

Dear Ms. Winick:

We have reviewed the registration statements on Form N-2 for the fund named above (the "Fund"), filed on January 12, 2011. The filing was made for the purpose of registering Common Shares. Based on our review of the registration statement, we have the following comments. The captions used below correspond to the captions the Fund uses in its registration statement. Please note, however, that the comments we give in one section are applicable to other sections of the registration statement that contain similar disclosure, unless otherwise indicated.

PROSPECTUS

Cover Page

1.   The first sentence of the second to last paragraph should indicate that the prospectus "sets forth concisely" the information about the registrant. See Item 1.1.d. of Form N-2.

Investment Management and Subadvisory Agreement (Page 48)

2.   In the paragraph stating that the basis for the Board's continuation of the Fund's investment management agreement will be provided in the annual or semi-annual report, provide the period covered by the relevant report, if known. See Item 9.1.b.(4) of Form N-2.

STATEMENT OF ADDITIONAL INFORMATION

Board Leadership Structure and Risk Oversight (SAI Page 30)

3.   State whether the "various sources" from which the Nominating and Governance Committee receives suggestions for nomination includes Fund security holders. See Item 18.5.b.(4) of Form N-2.

Portfolio Manager (Page 38)

4.   Revise the reference to "202-942-8090" to read "202-551-8090". Also revise the reference to "20549" to read "20549-0102". Disclose whether the code of ethics permits investment in securities, including securities that may be purchased or held by the Fund. See Item 18.15 of Form N-2.

        You are reminded that the burden of full and fair disclosure rests with each registrant, its counsel, and others engaged in the preparation of the registration statement. As a matter of law, this burden cannot be shifted to the Commission or its staff.

        Notwithstanding our comments, please furnish a letter with respect to the Fund acknowledging that:

> the Fund is responsible for the adequacy and accuracy of the disclosure in its filings;
>
> should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
>
> the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from full responsibility for the adequacy and accuracy of the disclosure in the filings;
>
> the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

     In addition, please be advised that the Division of Enforcement has access to all information you provide the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

        We will consider a written request for acceleration of the effective date of the registration statements as confirmation that those requesting acceleration are aware of their respective responsibilities.

        Please respond to this letter in the form of a pre-effective amendment for the Fund. Please respond to all comment letters in a letter filed in the form of EDGAR correspondence. Where no changes will be made in response to a comment, please so state in your letter and explain the basis for your position. The staff may have further comments after reviewing your responses.

Any questions you may have regarding the above-referenced filings or this letter may be directed to the undersigned at (202) 551-6773.

Sincerely yours,

Kieran G. Brown
Senior Counsel